EXHIBIT 21



                              LIST OF SUBSIDIARIES


     The Partnership is a partner of Riverfront Office Park Joint Venture, a general partnership which holds title to the Riverfront Office Building in Cambridge, Massachusetts. The developer of the property was a partner in the joint venture.